SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERP

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of October, 2004

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Investor Presentation

October 2004

This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care has been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness. Any projections or estimates may be different from actual results.

Table of Contents

I. Overview

II. Business & Operation

III. Financial Profile

IV. Strategic Initiatives

I. Overview

Power Monopoly in Korea

Assets KRW71.7 trillion (US$60.2 billion)

Revenues KRW22.8 trillion (US$19.1billion)

Generating Capacity 50,432 MW

Market Capitalization KRW13.9 trillion (US$12.1 billion)

For the year ended and as of Dec. 31, 2003 (consolidated)

Market Cap.: as of the end of Sep 2004, USD/KRW=1152.50

Generation

Transmission

Distribution

100%

100%

95%

* Based on gross generation (2003)

II. Business & Operation

Demand Growth

Historical Demand Growth & GDP (%)

Demand Growth

GDP Growth

Sales Volume

(6.7) 10.7 8.8 3.0 6.2 2.7 4.7

(3.6) 10.7 11.8 7.6 8.0 5.4 6.8

1998 1999 2000 2001 2002 2003 2004(F)

Sales 214 240 258 278 294 314 (1,000 GWh) Volume 193

Demand Growth for the 1st 9 Months (yoy)

Residential

Commercial

Industrial

Overall

Volume

Revenue

5.6%

10.6%

5.9%

7.0%

10.3%

6.5%

5.7%

7.2%

Demand Growth Forecast

2005: 6.1%

2006 ~ 2010: 4.4% (Annual Average)

GDP: an annual average growth rate of 5.1% from 2004 through 2010

Forecast value for 2004 onward: midpoint of the reference demand and high demand scenario by Korea Power Exchange

Actual results may differ from the forecast

Unit Sales Price

9 months 2003 9 months 2004

Won/Kwh

Residential 88.3 92.3

Commercial 101.5 97.7

Industrial 60.6 60.5

Average 75.3 75.4

* 2004 data are preliminary

Tariff Adjustment

Management Objectives on Tariff

Increasing tariff to the level that will generate the profitability recovering the cost of equity, 7.53%

Narrowing tariff difference among sectors

Proposing a tariff-hike later this year after analyzing the impact of cost inflation including fuel

History of Tariff Adjustment

5.9%

6.5%

5.3%

4.0%

6.0%

4.2%

4.9%

Jun91

Feb92

Jun91

Jul97

Jan98

Nov99

Nov00

Tariff Rebalancing

Residential -2.0% -2.8%

Commercial -2.2% -3.5%

Industrial 2.5% 0.0%

Average 0.0% -1.5%

Jan03 Mar04

Fuel Price & Expense (1)

Surging Fuel Price

2003 Average 2004 Jan Feb Mar Apr May Jun Jul Aug Sep

NEWC* Coal Price Index 25.3 41.3 42.8 55.3 55.8 58.8 61.4 58.5 55.3 54.7 US$/ton

Dubai Oil Price 26.8 28.9 28.6 30.9 31.7 33.6 33.4 34.7 38.5 35.3 US$/barrel

* NEWC: Newcastle

proved to be not so serious during 1H 2004

Unit Price Change

(1,000Won/ton,Won/liter)

1H 04 1H 03 yoy

Bituminous 53.6 37.5 42.9%

B.C. Oil 244.3 257.8 -5.2%

LNG 405.8 409.2 -0.8%

Fuel Expense

(in billion Won)

1H 04 1H 03 yoy

Coal 1,222 840 45.4%

Oil 523 801 -34.6%

LNG 1,542 1,025 50.5%

Nuke 210 222 -5.4%

Total 3,497 2,887 21.1%

Fuel Price & Expense (2)

Factors that mitigated fuel expense hike in 1H 2004

Cutting expensive light oil consumption by 80%

The volatility of BC oil price is structurally lower than crude’s

Coal price hike had not been fully reflected

Korean Won was appreciated by 3.8%

Fuel Cost Mix

Generation Mix

2003

1H 2004

Nuclear & Hydro

Coal

Oil

LNG

39%

39%

5%

17%

42%

40%

6%

11%

1H 2004

2003

Coal

Oil

LNG

6%

35%

15%

44%

6%

25%

30%

39%

Nuclear & Hydro

to recover 40%+, respectively

to be cut

Fuel Expense - Strategy

Strategy

Maintaining efficient fuel mix: Nuclear at full capacity, and Nuclear/Coal providing over 80% of electricity

Gencos to collectively bargain fuel prices for better terms

Gencos to share fuel inventory

Diversifying fuel sources to Russia, Indonesia: Reducing Chinese coal dependency

Securing more coal by long-term contract: minimizing spot market exposure

Exploring overseas fuel resources to secure long-term supply

Developing alternative non-fossil fuel material

III. Financial Profile

Capital Structure

Capital Structure

Interest Bearing Debt*

* Debt: KEPCO + GENCOs, as of June 30, 2004

Total debt : KRW 20.5 tril equivalent

Total foreign currency Debt : KRW 6.5 tril equivalent

Total SH’s Equity: KRW 37.8 tril (U$31.7bn)

Total Liabilities: KRW 33.9 tril (U$28.5bn)

Shareholder Mix as of Sep. 2004

Government 27.0%

KDB 26.9%

Resolution & Finance Co. 5.1%

National Pension Fund 2.9%

Treasury Stock 1.7%

Foreigners 30.4%

Others 6.0%

Liab. 47%

SH’s Equity 53%

As of 2003, consolidated

US Dollar 62%

JPY 34%

FX Debt 32%

Local Currency Debt 68%

Debt Profile & Strategy

Current vs. Target Repayment Schedule

Total Maturing Debt 3.2 4.4 3.8 3.1 3.2 1.0 0.5 0 0 1.3 trillion Won

Target Schedule

FX debt 0.8 1.5 0.7 0.7 1.3 0.5 1.2

2H 04 2005 2006 2007 2008 2009 2010 2011 2012 2013 & after

Debt Currency Mix

June 2004 Target

KRW 68% 70%

USD 20% 15%

JPY 11% 15%

Others 1%

Fixed vs. Floating Mix

Total

Fixed 62%

Floating 38%

KRW

Fixed 50%

Floating 50%

FX

Fixed 89%

Floating 11%

Floating portion

is to get smaller in general

* Debt: KEPCO + GENCOs, as of June 30, 2004

Improved Financial Status

(in billion Won) yoy 2000 yoy 2001 yoy 2002 yoy 2003

KWh sold(GWh) 11.8% 239,535 7.6% 257,731 8.0% 278,451 5.4% 293,599

Revenues 18.8% 18,708 8.1% 20,225 5.6% 21,366 6.6% 22,775

EBITDA 14.8% 8,800 4.8% 9,226 11.6% 10,299 4.7% 10,783

Operating Income 34.9% 3,470 15.0% 3,989 26.5% 5,047 3.5% 5,224

Total Interest Cost** 4.3% 2,337 (13.7%) 2,017 (20.3%) 1,608 (15.8%) 1,354

Interest Bearing Debt*** 3.0% 25,459 4.0% 26,465 (14.1%) 22,738 (3.6%) 21,926

Net Income 0.4% 1,483 10.2% 1,635 86.4% 3,048 (24.0%) 2,323

Based on consolidated financial statements

Interest cost is inclusive of the capitalized**

Interest bearing debt: KEPCO+GENCOs***

First Half Results

(in billion Won)	1H 2004	1H 2003	%change
Operating revenues:	11,222	10,780	4.1%
Sale of electric power	11,039	10,493	5.2%
Other operating revenues	58	88	-33.8%
Revenues for other businesses	126	198	-36.7%
Operating expenses:	9,052	8,538	6.0%
Power purchased for resale	681	755	-9.9%
Labor	708	649	9.1%
Retirement benefit	53	56	-4.5%
Maintenance	739	691	7.0%
Depreciation	2,161	2,242	-3.6%
Fuel	3,497	2,887	21.1%
Other	1,149	1,103	4.2%
Expenses for other businesses	64	155	-59.1%
Operating income	2,171	2,242	-3.2%
Other income:	759	560	35.6%
FX gain	309	85	262.9%
Investment income from affiliates	190	164	16.1%
Other	261	312	-16.2%
Other expenses:	636	593	7.2%
Interest expenses	375	416	-9.9%
FX loss	5	24	-80.9%
Other	257	153	67.6%
Ordinary income	2,294	2,209	3.9%
Provision for income taxes	830	925	-10.3%
Net income	1,464	1,283	14.1%

* Despite general economic slowdown, demand growth was decent to be 5.8%
* Despite tariff cut on March 1, unit sales price was cut by 0.6% to 71.38 Won/kWh
* Fuel cost was up by 21.1% due to fuel price-hike
* Depreciation was cut by 3.6%
* Korea Won was appreciated by 3.8% to generate FX gain
* Operating profit was down by 3.2% mainly due to fuel
* Net profit was up mainly due to FX gain

* This financial information is preliminary, un-audited and made by adjusting for inter-company transactions among KEPCO and its six generating subsidiaries only. As such, these financial information may not have been prepared in accordance with Korean generally accepted accounting principles, and may not necessarily be indicative of the results of operations of KEPCO and its six generating subsidiaries as a group

KEPCO KOREA ELECTRIC POWER CORPORATION

* KEPCO+Gencos

17

Capital Expenditure

Conservative Official Forecast

(in billion Won)

7,882 9,971 9,898 9,708 9,432

2,038 2,767 2, 853 3,549 3,869 Nuclear Plant

2,297 2,813 2,578 1,885 1,476 Thermal Plant

3,547 4,391 4,467 4,274 4,088 T&D Facility

2004F 2005F 2006F 2007F 2008F

New Capacity to be added

1,002 1,500 1,100 1,000MW Nuke & Hydro

2,507 700 950 1,650 2,800 Thermal

Major Financial Statistics

Operating & Net Profit margin

18.5% 19.7% 23.6% 22.9% 19.3%

7.9% 8.1% 14.3% 10.2% 13.0%

2000 2001 2002 2003 1H 2004

Debt to Equity Ratio

82.3% 84.1% 65.1% 59.9% 52.3%

2000 2001 2002 2003 1H 2004

total borrowing/ SH’s equity

Average Debt Cost

8.2% 6.3% 6.1% 5.2% 5.1%

2000 2001 2002 2003 1H 2004

Kepco+Gencos

Return on Asset

4.4% 4.2% 5.8% 4.4% 5.2%

2000 2001 2002 2003 1H 2004

* 2000~2003:based on Consolidated Financial Statements; 1H04: Kepco+Gencos (preliminary)

IV. Strategic Initiatives

Industry Restructuring

Initial Plan, Current Status & Future

Plan Current Status Future Strategy

GENERATION

Genco Setup + Sale

6 Gencos in operation, 100% owned by KEPCO

Be prepared to sell Gencos when time gets right

Management control is on for sale

Improving the asset value to get right price

All gencos except for Nuc.& Hydro to be sold out

DISTRIBUTION

Disco Setup + Sale

Disco Setup scrapped by MOCIE in June 2004

DIVISIONAL SYSTEM within distribution is expected

Each division will be autonomous and competing

New system shall be implemented gradually

Sale of KOSEP

IPO has been delayed as the price quote was below the book value

KEPCO will push forward with selling management control at a right price

This policy secures KEPCO’s value and credit won’t be hurt along the selling process

Scrapping Disco Setup

Scrapping was because the benefit was not certain given substantial risk

This cleared the uncertainty considerably and saved the cost of Disco setup

Asset Sale

Assets on Sale

Book Value Ownership Plan to Sell

(in billion Won)

KOSEP 1,991 100.0% Selling management control as originally planned

KPS 267 100.0% By listing on domestic exchange or selling to strategic investors

KEPID 22 49.0% Timing & method of selling is to be set by consulting Government

KDHC 159 26.1% Timing & method of selling is to be set by consulting Government

KOGAS 740 24.5% Subject to Government’s plan of deregulating “gas industry”

KOPEC 69 97.9% After Government’s finalizing the plan to introduce competition into the industry of designing nuclear reactor

Powercomm 351 43.1% By listing on either domestic or foreign exchange, in relation to the bond convertible into Powercomm shares issued in euro market

* Book value: as of December 31, 2003

Overseas Business - Background & Strategy

Why do we go abroad?

Supplementing low profitability of core, domestic business, given our status as public entity

Conservative cash flow projection and low gearing seems supportive on overseas investment

Utilizing the experience and technology acquired through domestic and overseas business

Taking advantage of regional power shortage to get high return and secure energy sources

Supported by Government who pursues building “north-Asian energy hub”

Strategy

Bearing in mind that domestic operation is our core business

Establishing fair reputation by running existing project to pave the road for future opportunity

Return must justify the carefully estimated risk

Diversifying business portfolio including nuclear, T&D, communication and fuel development

Project financing with minimal recourse to minimize capex burden and risk, but taking majority of equity stakes

Investor Presentation

October 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By: /s/ Lee, Do-Shik

Name: Lee, Do-Shik

Title: Head of Treasury Department

Date : Oct. 22, 2004